# Nasdaq Regulation

# Nasdaq

Lisa Roberts
Vice President
Listing Qualifications

April 7, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 7, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Model Performance Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share, one-half of one warrant to purchase one Class A ordinary share and one right to receive one-tenth of one Class A ordinary share

Class A ordinary shares, no par value

Warrants, each whole warrant exercisable for one Class A ordinary share
at an exercise price of $11.50

Rights, to receive one-tenth of one Class A ordinary share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

*Lisa Roberts*